UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli/ Maura Gedid (646) 452-2333 / 2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR Announces Total Passenger Traffic for

April 2007 Up 18.0% Year over Year

Mexico City, May 8, 2007 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for April 2007 increased by 18.0% when compared to April 2006.

All figures in this announcement reflect comparisons between April 1 through April 30 2006 and 2007. Transit and general aviation passengers are excluded.

Domestic
Airport	April 2006	April 2007	% Change
Cancún	210,391	263,471	25.2
Cozumel	6,145	5,653	(8.0)
Huatulco	30,062	26,731	(11.1)
Merida	72,034	91,243	26.7
Minatitlán	13,251	15,522	17.1
Oaxaca	42,030	39,622	(5.7)
Tapachula	14,701	17,349	18.0
Veracruz	49,327	75,521	53.1
Villahermosa	56,251	63,903	13.6
Total Domestic	494,192	599,015	21.2

International
Airport	April 2006	April 2007	% Change
Cancún	706,920	813,375	15.1
Cozumel	29,717	45,234	52.2
Huatulco	5,660	6,497	14.8
Merida	10,470	12,013	14.7
Minatitlán	286	356	24.5
Oaxaca	6,028	3,454	(42.7)
Tapachula	382	456	19.4
Veracruz	5,528	5,759	4.2
Villahermosa	3,976	3,980	0.1
Total International	768,967	891,124	15.9

Total
Airport	April 2006	April 2007	% Change
Cancún	917,311	1,076,846	17.4
Cozumel	35,862	50,887	41.9
Huatulco	35,722	33,228	(7.0)
Merida	82,504	103,256	25.2
Minatitlán	13,537	15,878	17.3
Oaxaca	48,058	43,076	(10.4)
Tapachula	15,083	17,805	18.0
Veracruz	54,855	81,280	48.2
Villahermosa	60,227	67,883	12.7
ASUR Total	1,263,159	1,490,139	18.0

The large rise in the year-over-year comparison at Cancun and Cozumel airports was mainly due to sharply reduced passenger traffic in April 2006 as a result of damage inflicted by Hurricane Wilma, which hit the Yucatan Peninsula in October 2005. Although there has since been a substantial recovery, passenger traffic at Cozumel airport continues to be affected by the impact of Hurricane Wilma.

Ongoing public demonstrations in the city of Oaxaca have adversely affected tourism in the area. The protests began in May 2006 as a teachers’ strike but have grown into more widespread unrest against the Oaxaca state government. The US State Department has issued an advisory regarding travel to Oaxaca. At this time we are unable to predict whether or how the conflict will be resolved, or how the ongoing demonstrations may affect our operations.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date:May 8, 2007